EXHIBIT 11

                    SBI COMMUNICATIONS, INC.
             COMPUTATION OF EARNINGS PER COMMON SHARE
                     FOR THE SIX MONTHS ENDED
                     JUNE 30 , 1996 AND 1997
                                             Six Months       Six Months
                                                Ended            Ended
                                            June 30, 1996    June 30, 1997
                                            --------------   --------------
Shares outstanding:                           5,345,439        5,345,439
Weighted average shares outstanding           5,345,439        5,345,439
Net loss                                   $   (410,885)    $   (366,233)
Preferred Dividend                                --               --
                                           --------------   --------------
Total                                          (410,885)        (366,233)
Net loss per share                         $      (0.08)   $       (0.07)